SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              23 February 2007

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 February 2007 re: Final Results





                     LLOYDS TSB GROUP PLC - 2006 RESULTS

                            PRESENTATION OF RESULTS


The impact of the implementation of International Financial Reporting Standards
(IFRS) in 2005, and in particular the increased use of fair values, has led to greater earnings volatility than was previously the case under UK GAAP. In order to provide a more comparable representation of underlying business performance, this volatility has been separately analysed for the Group's insurance and banking businesses (page 35, note 2). In addition, the profit and loss on the sale and closure of businesses in 2005 has been separately analysed in the Group's results. A reconciliation of this basis of presentation to the statutory profit before tax is shown on page 1. Certain commentaries separately analyse the impact in 2006 of the one-off pension schemes related credit and, in 2005, of customer redress provisions and the strengthening of reserves for annuitant mortality.


For 2006, the Group has introduced supplementary financial reporting relating to Scottish Widows Group using European Embedded Value ('EEV') Principles as published by the Chief Financial Officers Forum in 2004. The Group has also aligned the accounting for insurance products which are recognised on an embedded value basis under IFRS to a basis consistent with relevant EEV Principles.


Unless otherwise stated the analysis throughout this document compares the year ended 31 December 2006 to the year ended 31 December 2005.




FORWARD LOOKING STATEMENTS


This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.



CONTENTS
                                                                                                          Page
Profit analysis by division                                                                                  1
Assets by division                                                                                           1
Performance highlights                                                                                       2
Summary of results                                                                                           3
Group Chief Executive's statement                                                                            4
Summarised segmental analysis                                                                                8
Group Finance Director's review of financial performance                                                     9
Divisional performance:                                                                                     13
  - UK Retail Banking                                                                                       13
  - Insurance and Investments                                                                               17
  - Wholesale and International Banking                                                                     23
Consolidated income statement - statutory                                                                   27
Consolidated balance sheet - statutory                                                                      28
Consolidated statement of changes in equity - statutory                                                     29
Consolidated cash flow statement - statutory                                                                30
Condensed segmental analysis - statutory                                                                    31
Notes                                                                                                       33
Contacts for further information                                                                            52





PROFIT ANALYSIS BY DIVISION

                                                                    2006              2005             Change
                                                                    GBPm              GBPm                  %
UK Retail Banking (page 13)

- Before provisions for customer redress                           1,549             1,470                  5
- Provisions for customer redress                                      -              (150)
                                                                   1,549             1,320                 17
Insurance and Investments (page 17)

- Before strengthening of reserves for mortality                     973               880                 11
- Strengthening of reserves for mortality                              -              (155)
                                                                     973               725                 34
Wholesale and International Banking (page 23)                      1,640             1,524                  8

Central group items

- Before pension schemes related credit                             (449)             (424)                (6)
- Pension schemes related credit                                     128                 -
                                                                    (321)             (424)                24
Profit before tax - excluding volatility and                       3,841             3,145                 22

profit on sale and closure of businesses
Volatility (page 35, note 2)
- Banking                                                             (3)             (124)
- Insurance                                                           84               438
- Policyholder interests                                             326               311
Profit on sale and closure of businesses (page 43, note 13)            -                50
Profit before tax                                                  4,248             3,820                 11
Taxation                                                          (1,341)           (1,265)
Profit for the year                                                2,907             2,555                 14

Profit attributable to minority interests                            104                62
Profit attributable to equity shareholders                         2,803             2,493                 12
Profit for the year                                                2,907             2,555

Earnings per share (page 44, note 15)                              49.9p             44.6p                 12





ASSETS BY DIVISION

                                                                      31 December        31 December
                                                                             2006               2005            Change
                                                                             GBPm               GBPm                 %
UK Retail Banking                                                         108,381            102,945                 5

Insurance and Investments                                                  86,074             80,148                 7
Wholesale and International Banking                                       147,836            124,044                19
Central group items                                                         1,307              2,617
Total assets                                                              343,598            309,754                11


PERFORMANCE HIGHLIGHTS



Commenting on the results Lloyds TSB Group chairman, Sir Victor Blank said:-

"I am delighted to report that the Group has delivered another strong performance in 2006 - building on the improved earnings momentum that has been achieved over the last few years. We have a high quality, balanced set of businesses, demonstrating increased trading momentum and I believe Lloyds TSB is in great shape for 2007 and beyond."



Results - statutory

- Profit before tax increased by GBP428 million, or 11 per cent, to GBP4,248 million.

- Profit attributable to equity shareholders increased by 12 per cent to GBP2,803 million.

-           Earnings per share increased by 12 per cent to 49.9p.

- Post-tax return on average shareholders' equity increased to 26.6 per cent, from 25.6 per cent.

- Total capital ratio 10.7 per cent, tier 1 capital ratio 8.2 per cent.

- Final dividend of 23.5p per share, making a total of 34.2p for the year.



Results - excluding volatility, pension schemes related credit and, in 2005, profit on sale and closure of businesses, customer redress provisions and strengthening of reserves for mortality

-           Income growth of 6 per cent exceeded cost growth of 2 per cent.
            Cost:income ratio improved to 50.8 per cent, from 52.8 per cent.

- Trading surplus increased by GBP519 million, or 11 per cent, to GBP5,268 million.

- Profit before tax increased by GBP263 million, or 8 per cent, to GBP3,713 million.

-           Earnings per share increased by 6 per cent to 46.9p.

-           Economic profit increased by 6 per cent to GBP1,692 million.

- Post-tax return on average shareholders' equity was broadly stable at 25.1 per cent.



Key operating highlights

- Balanced and continuing trading momentum with income up 6 per cent and trading surplus up 11 per cent. All divisions showing good growth.

- Excellent cost control. Income growth exceeded cost growth of 2 per cent, delivering widened positive jaws. Group-wide productivity improvement programme ahead of schedule. In 2008, the net annual benefits of this programme are expected to increase to GBP250 million.

- Strong second half performance. Income growth of 7 per cent exceeded cost growth of 3 per cent, compared to the second half of 2005.

- Accelerating income momentum in UK Retail Banking, with a more balanced sales mix. Overall product sales up 16 per cent. Income up 4 per cent, costs reduced by 2 per cent resulting in trading surplus increasing by 10 per cent. Second half income growth accelerated to 6 per cent.

- Excellent growth in Scottish Widows with a 24 per cent increase in the present value of new business premiums. Insurance and Investments profit before tax, adjusting for the impact of capital repatriation in 2005 and insurance grossing, increased by 15 per cent.

- Continued strong trading momentum in Wholesale and International Banking supported by a 46 per cent increase in cross-selling income. Income growth of 8 per cent exceeded cost growth of 4 per cent; trading surplus increased by 14 per cent.

- Overall credit quality remains satisfactory. Strong corporate asset quality continues; retail impairment charge lower in the second half of 2006, compared to the first half. Rate of growth in unsecured retail lending impairment charge in 2007 expected to be significantly lower than in 2006.

SUMMARY OF RESULTS


                                                                           2006               2005            Change
                                                                           GBPm               GBPm                 %
Results - statutory
Total income, net of insurance claims                                    11,104             10,540                 5
Operating expenses                                                        5,301              5,471                 3
Trading surplus                                                           5,803              5,069                14
Impairment losses on loans and advances                                   1,555              1,299               (20)
Profit before tax                                                         4,248              3,820                11
Economic profit (page 44, note 14)                                        1,855              1,616                15
Profit attributable to equity shareholders                                2,803              2,493                12
Earnings per share (page 44, note 15)                                     49.9p              44.6p                12
Post-tax return on average shareholders' equity                           26.6%              25.6%


Results - excluding volatility, pension schemes related credit and, in 2005, profit on sale and closure of businesses, customer redress provisions and strengthening of reserves for mortality

Total income, net of insurance claims                                    10,697             10,070                 6
Operating expenses                                                        5,429              5,321                (2)
Trading surplus                                                           5,268              4,749                11
Impairment losses on loans and advances                                   1,555              1,299               (20)
Profit before tax                                                         3,713              3,450                 8
Economic profit                                                           1,692              1,601                 6
Earnings per share                                                        46.9p              44.2p                 6
Post-tax return on average shareholders' equity                           25.1%              25.5%

Shareholder value
Closing market price per share (year end)                                571.5p             488.5p                17
Total market value of shareholders' equity                            GBP32.2bn          GBP27.4bn                18
Proposed dividend per share (page 51, note 20)                            34.2p              34.2p
Total shareholder return                                                  24.8%              10.9%

                                                                    31 December        31 December
                                                                           2006               2005            Change
                                                                           GBPm               GBPm                 %
Balance sheet - statutory
Shareholders' equity                                                     11,155             10,195                 9
Net assets per share (pence)                                                195                180                 8
Total assets                                                            343,598            309,754                11
Loans and advances to customers                                         188,285            174,944                 8
Customer deposits                                                       139,342            131,070                 6

Risk asset ratios
Total capital                                                             10.7%              10.9%
Tier 1 capital                                                             8.2%               7.9%


GROUP CHIEF EXECUTIVE'S STATEMENT+


2006 was another strong year for the Group as we continued to make progress against our strategic plan and delivered both good growth and high returns. We are reporting a growth in profits of 8 per cent and a 25.1 per cent return on equity, building on the momentum established in recent years. We also achieved a total return for shareholders of 24.8 per cent, which compares very favourably to our peers.


The results reflect a strong performance across each of our three divisions, as we delivered good profitable growth in each, and once again we delivered positive jaws as the rate of growth in income exceeded that of costs.


Our business model is based on building long lasting relationships with our customers, meeting more of their financial needs and thereby generating sustainable, high quality earnings growth. Our success is reflected in higher customer satisfaction scores, rising levels of customer recruitment and a significant increase in sales. We are continuing to grow strong customer franchises that support our future development.


We have established a strong track record of driving efficiency improvements and I am pleased that in 2006 we improved our cost:income ratio to 50.8 per cent, from 52.8 per cent in 2005. This was achieved by our continued commitment to a range of quality improvement programmes such as lean manufacturing, which enable us to enhance the service we deliver to our customers at a lower cost. We have extended our Groupwide efficiency programme that is also allowing us to structurally reduce our cost base. As we continue to improve our efficiency and effectiveness, we are creating additional capacity for further investment to support our future growth plans.


As we expected, we have seen signs of stabilisation in the unsecured consumer portfolio, which resulted in a reduction in retail impairments in the second half of the year. This reflects our long established focus on lending to existing customers, where we have better information, and tightening in our credit criteria in previous periods. Our secured consumer portfolios remain in good shape, reflecting our traditional emphasis on the prime mortgage marketplace. In the Corporate sector, asset quality has remained strong, with the increase in impairments reflecting a reduction in recoveries, compared to last year.


One of the cornerstones of our business model is engaging our staff as we believe this is critical to driving customer satisfaction. I am pleased that we again achieved record employee engagement scores in 2006. These scores match those achieved by other high performing companies, and reflect the focus we place on developing our people in support of our strategy. We have also continued to strengthen the broader management team, which is enhancing our ability to grow the business in a sustainable fashion.


I am pleased with the progress we made during the year. In line with the second phase of our strategic plan, we are building strong customer franchises, improving our product capabilities, enhancing our processing efficiency and working our capital harder. We have made considerable progress across each of the divisions.


The Retail Bank delivered a 5 per cent improvement in profit before tax, as the rate of revenue growth accelerated from 3 per cent in the first half to 6 per cent in the second. The strong growth in the trading surplus, up 10 per cent, was underpinned by positive jaws of 6 percentage points as income growth of 4 per cent was accompanied by productivity improvements that led to costs being reduced by 2 per cent.


+ see footnote on page 7

The Retail Bank has made considerable progress against its key priorities. By enhancing our customer service, re-engineering processes and developing a series of new and innovative products and services, we are able to offer customers compelling reasons to choose Lloyds TSB.


The success is reflected, for instance, in increased levels of new target current account customer recruitment, which rose 59 per cent year on year. In addition, total sales volumes in the Retail Bank grew by 16 per cent, led by a 30 per cent increase in branch sales. Of particular note has been the change in the sales mix and the development of better quality, more annuity-like revenue streams through increased volumes of savings and bancassurance products.


In Insurance and Investments, profit before tax on a like-for-like basis increased by 15 per cent. We have excellent income growth, of 12 per cent, and firm cost control, which resulted in positive jaws of 6 percentage points. Each of the businesses within the division performed strongly and we saw good profitable growth through both the branch network and IFA distribution channels.


Scottish Widows delivered another very good performance, with sales rising 24 per cent on the prior year and we increased our new business profit by 36 per
cent.   We continue to deliver on our bancassurance performance, with a 62 per cent increase in sales, supported by our simplified product range and new customer offers. In the IFA channel, our emphasis is on growing the business profitably and we saw an increase in sales of 14 per cent.


Scottish Widows remains very well capitalised and in addition to the payment of a GBP206 million regular dividend to the Group in March 2006, a further GBP540 million distribution was made in December 2006. We continue to explore a number of opportunities to repatriate further surplus capital from Scottish Widows in 2007.


Our General Insurance business continued to grow successfully, delivering a 16 per cent growth in profits. The results particularly reflect the growth in sales to our franchise customers in retail and Business Banking, as well as continued investment in enhancing our service performance and claims processing capacity.


In Wholesale and International Banking, we made further excellent progress in our core businesses with the division delivering an 8 per cent increase in profit before tax. This has been built on our two key franchises, Corporate Markets and Business Banking, and they again delivered excellent levels of profitable growth. Whilst we are continuing to invest in these franchises to support our growth ambitions, this was achieved within our discipline of positive jaws with income growth of 8 per cent whilst costs grew by 4 per cent. The division also includes the Asset Finance business, which was affected by the market-wide slowdown in consumer lending and increased impairments in its retail portfolios.


Our Corporate Markets business delivered another excellent performance, with a 13 per cent improvement in profits, supported by a 48 per cent increase in cross-selling income. The improvement in profitability reflects the success of our strategy of integrating our product and relationship businesses to meet our customers' needs. We are continuing to receive external recognition for our achievements and we were especially pleased to be awarded the CBI Corporate Bank of the Year Award for the second year running in 2006. We are maintaining our focus on building relationships and this is helping us to sustain strong asset quality performance in this portfolio.

The performance in Business Banking is again underpinned by a very good performance in sales, as we continue to attract a market leading share of business start-ups. We are delivering on our strategy of building deeper customer relationships, with good levels of growth in customer lending and deposits, as well as continuing to raise the level of fee income. This helped to drive growth in profits of 26 per cent.


Outlook

Turning to 2007, we are well positioned to drive further growth as we continue to embed our business model. Whilst we are likely to face challenges in terms of the slower rate of growth in the unsecured consumer credit market and the increasing cost of regulation, each of the divisions has now established a strong track record for delivering enhanced customer satisfaction and an improved sales performance, which is resulting in profitable business growth.
We will also continue to deliver on our productivity programmes across the business. In addition to improving our efficiency and effectiveness, these also result in better customer satisfaction and enhance our ability to fund increased investment for future growth.


We are a customer focused organisation, and our improved customer satisfaction scores are an important factor in our continued success. In 2007, we will implement a further range of new products and services that meet the needs of our customers, which are underpinned by our 'treating customers fairly' principles and that reinforce our strategy of developing deep, long-lasting
customer relationships.   Over the past few years, we have developed a strong
risk and control infrastructure and this plays an important role in enabling us to drive profitable growth in a controlled and sustainable fashion.


The Group's key market place is the UK, in the retail and corporate banking, and insurance sectors. Retail banking markets have shown strong rates of growth in recent years, notably in unsecured consumer borrowing but the combination of higher interest rates and higher living costs have started to normalise future growth expectations. We forecasted this change last year and have increasingly focused our strategies towards non-lending related product sales and have made good progress in growing current account, bank savings and bancassurance product sales. The markets for mortgage lending, bank savings and life, pensions and investment products are expected to continue to show good rates of growth over the next few years and this will support our growth plans.


Wholesale markets have shown strong growth over the past several years, and cyclically low levels of bad debt. Our opportunities in these markets centre on deepening our customer relationships and cross-selling more fee-based products to our corporate and small business customers. Over the last few years, we have increased cross-selling income substantially, and we believe there is still a great opportunity.


In the competitive financial services market, and with customers able to exercise choice amongst alternative providers, shareholder and customer value creation are closely linked. Shareholder value is created by attracting and retaining customers and winning a greater share of their financial services business. We have a significant opportunity to leverage our customer relationships to build market share in other products. We have significant strengths, in our portfolio of high quality brands, our customer franchises, our multi-channel distribution capability, our high levels of customer satisfaction and our knowledge and understanding of our customers. Our growth will come from leveraging these key strengths.


We believe that successful banks benefit from operating in a vibrant and healthy society. Many thousands of our staff participate in activities that make a significant contribution to the communities in which they live and work. In addition, the four Lloyds TSB Foundations have played a significant role in supporting a broad range of charities, across the United Kingdom, and make a critical difference to many thousands of people.

Summary

In summary, 2006 was another strong year for the Group. We have delivered a good financial performance whilst continuing to build our customer franchises to support future earnings growth. We will continue to extend the reach and depth of our customer relationships whilst improving productivity and efficiency in 2007 and beyond. In doing so, I believe that we can deliver sustained double-digit economic profit growth over time.


Finally, let me again express my continued thanks to all of the staff who work for the Lloyds TSB Group. They deliver great service for our customers and their wonderful efforts drive our growing success. Many thousands of our staff are also shareholders in the Group, and I am delighted that they continue to participate in the success of the company.



J Eric Daniels

Group Chief Executive








+ to enable meaningful comparisons to be made with 2005, the commentaries in this statement exclude volatility, the 2006 pension schemes related credit and, in 2005, profit on sale and closure of businesses, customer redress provisions and the strengthening of reserves for annuitant mortality.

SUMMARISED SEGMENTAL ANALYSIS

2006                                                  Wholesale                   Group
                                  UK    Insurance           and     Central   excluding
                              Retail          and  International      group   insurance   Insurance
                             Banking  Investments**     Banking       items    gross up   gross up**      Group
                                GBPm         GBPm          GBPm        GBPm        GBPm        GBPm        GBPm
Net interest income            3,642           56         2,385        (457)      5,626          78       5,704
Other income                   1,621        1,740         1,827          68       5,256       8,306      13,562
Total income                   5,263        1,796         4,212        (389)     10,882       8,384      19,266
Insurance claims                   -         (200)            -           -        (200)     (8,369)     (8,569)
Total income, net of           5,263        1,596         4,212        (389)     10,682          15      10,697

insurance claims
Operating expenses            (2,476)        (646)       (2,264)        (51)     (5,437)          8      (5,429)
Trading surplus (deficit)      2,787          950         1,948        (440)      5,245          23       5,268
Impairment losses on loans    (1,238)           -          (308)         (9)     (1,555)          -      (1,555)
and advances
Profit (loss) before tax+      1,549          950         1,640        (449)      3,690          23       3,713
Pension schemes related
credit
                                   -            -             -         128         128           -         128
Profit (loss) before tax*      1,549          950         1,640        (321)      3,818          23       3,841
Volatility
- Banking                          -            -             -          (3)         (3)          -          (3)
- Insurance                        -           84             -           -          84           -          84
- Policyholder interests           -            -             -           -           -         326         326
Profit (loss) before tax       1,549        1,034         1,640        (324)      3,899         349       4,248


2005

Net interest income            3,483           79        2,265         (393)      5,434         310       5,744
Other income                   1,574        1,587        1,628           39       4,828      11,684      16,512
Total income                   5,057        1,666        3,893         (354)     10,262      11,994      22,256
Insurance claims                   -         (197)           -            -        (197)    (11,989)    (12,186)
Total income, net of           5,057        1,469        3,893         (354)     10,065           5      10,070

insurance claims
Operating expenses            (2,522)        (607)      (2,181)         (24)     (5,334)         13      (5,321)
Trading surplus (deficit)      2,535          862        1,712         (378)      4,731          18       4,749
Impairment losses on          (1,065)           -         (188)         (46)     (1,299)          -      (1,299)
loans and advances
Profit (loss) before tax+      1,470          862        1,524         (424)      3,432          18       3,450
Customer redress                (150)           -            -            -        (150)          -        (150)
provisions
Strengthening of reserves
for mortality
                                   -         (155)           -            -        (155)          -        (155)
Profit (loss) before tax*      1,320          707        1,524         (424)      3,127          18       3,145
Volatility
- Banking                          -            -            -         (124)       (124)          -        (124)
- Insurance                        -          438            -            -         438           -         438
- Policyholder interests           -            -            -            -           -         311         311
Profit (loss) on sale and          -            -           (6)          56          50           -          50
closure of businesses
Profit (loss) before tax       1,320        1,145        1,518         (492)      3,491         329       3,820



* excluding volatility and, in 2005, profit (loss) on sale and closure of businesses; + also excludes pension schemes related credit and, in 2005, customer redress provisions and the strengthening of reserves for mortality.

** the Group's income statement includes substantial amounts of income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders and are separately analysed within the segmental analysis in order to provide a clearer representation of the underlying trends within the Insurance and Investments segment.



In the summarised segmental analysis above, the results of the Goldfish business, which was sold in December 2005, are included in Central group items.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE


In 2006, statutory profit before tax was GBP4,248 million, an increase of GBP428 million, or 11 per cent, compared to GBP3,820 million in 2005. Profit attributable to equity shareholders increased by GBP310 million, or 12 per cent, to GBP2,803 million and earnings per share increased by 12 per cent to 49.9p.


To enable meaningful comparisons to be made with 2005, the income statement commentaries below exclude volatility, the 2006 pension schemes related credit and, in 2005, profit on sale and closure of businesses, customer redress provisions and the strengthening of reserves for annuitant mortality.


Continued earnings momentum

Profit before tax increased by GBP263 million, or 8 per cent, to GBP3,713 million, underpinned by continued momentum in all divisions. Revenue growth of 6 per cent exceeded cost growth of 2 per cent, with each division delivering stronger year-on-year revenue growth than cost growth. Our strategy to deepen customer relationships at the same time as improving productivity has led to strong levels of trading surplus growth in each division. Earnings per share increased by 6 per cent to 46.9p and economic profit also increased by 6 per cent to GBP1,692 million. The post-tax return on average shareholders' equity remains strong at 25.1 per cent.


Balanced income growth

Overall income growth of 6 per cent reflects good progress in delivering our strategies of increasing income from both new and existing customers, with good growth in both assets and liabilities, as well as increased fee income.


Group net interest income, excluding insurance grossing, increased by GBP192 million, or 4 per cent. Strong levels of customer lending growth in Business Banking and Corporate Markets, and good growth in mortgages, more than offset the expected slowdown in the rate of growth in unsecured personal lending. Total assets increased by 11 per cent to GBP344 billion, with an 8 per cent increase in loans and advances to customers. Customer deposits increased by 6 per cent to GBP139 billion, supported by good growth in current account credit balances and savings balances in the retail bank.


The net interest margin from our banking businesses (page 37, note 4) decreased by 11 basis points, from 3.11 per cent in 2005 to 3.00 per cent in 2006. Whilst individual product margins were broadly stable, stronger growth in finer margin mortgage and corporate lending led to a negative mix effect which accounted for 8 basis points of the margin decline.


Other income, net of insurance claims and excluding insurance grossing, increased by GBP425 million, or 9 per cent, to GBP5,056 million. This reflected an improvement in fees and commissions receivable as a result of higher income from strong growth in added value current accounts and private banking fees, and an increase in Open-ended Investment Company (OEIC) sales. In addition, good growth was achieved in cross-selling income from sales and structuring, and debt capital markets activities within Corporate Markets.

Excellent cost control

The Group continues to make significant investment in improving levels of service quality and processing efficiency, the benefits of which are seen in an excellent cost performance. During 2006, operating expenses increased by only 2 per cent to GBP5,429 million. Over the last 12 months, staff numbers have fallen by 4,167 (6 per cent) to 62,630, largely as a result of greater efficiency in back office processing centres, where the unit costs of transaction processing continue to fall, and the increased automation of administration carried out in the branch network. These improvements in operational effectiveness have resulted in a Group cost:income ratio which is 2 percentage points lower at 50.8 per cent.


The Group's programme of productivity improvement initiatives has exceeded its 2006 target, delivering net benefits of GBP47 million, largely reflecting earlier than expected procurement benefits. In 2006 we invested GBP95 million in a number of initiatives, and delivered benefits of GBP142 million. During 2007, we expect net benefits to total approximately GBP125 million and, in 2008, the Group expects to increase the net annual benefits of the programme to circa GBP250 million.


Satisfactory asset quality

Impairment losses on loans and advances increased by 20 per cent to GBP1,555 million. Our impairment charge expressed as a percentage of average lending was
0.83 per cent, compared to 0.76 per cent in 2005 (page 40, note 9). Impaired assets were 3 per cent lower at GBP4,006 million, and now represent 2.0 per cent of total lending, down from 2.3 per cent at 31 December 2005.


In UK Retail Banking, impairment losses on loans and advances increased by GBP173 million, or 16 per cent, to GBP1,238 million, reflecting more customers with higher levels of indebtedness experiencing repayment difficulties, as well as higher levels of customer insolvency. As a result of tightening our credit criteria the quality of new business written over the last two years has improved. This, as well as improvements in the Group's collection procedures and better than assumed recoveries, has resulted in a reduction in the retail impairment charge in the second half of 2006, compared to the first half.


Towards the end of 2006 we experienced some signs of stabilisation in the rate of our customers filing for bankruptcy and a slowdown in the rate of growth in Individual Voluntary Arrangements (IVAs). In addition, the increased sharing of industry-wide customer data, particularly with regard to credit card use, has improved our customer understanding further and this has led to a reduction in a number of credit limits. Whilst the rate of growth in the number of customers filing for bankruptcy and IVAs remains a key factor in the outlook for retail impairment, we expect that the rate of growth in the unsecured retail lending impairment charge in 2007 will be significantly lower than that experienced in 2006.


As expected, the Wholesale and International Banking charge for impairment losses on loans and advances increased by GBP120 million to GBP308 million, reflecting lower levels of releases and recoveries in Corporate Markets than in 2005, and a higher level of consumer finance lending impairment in the Asset Finance business. Overall asset quality remains good and the level of new corporate provisions remained at a low level in 2006, although we expect a return to more normal levels of impairment over time.

Capital position remains robust

At the end of December 2006, the total capital ratio was 10.7 per cent and the tier 1 ratio 8.2 per cent. During the year, risk-weighted assets increased by 8 per cent to GBP156.0 billion, as strong growth in our mortgage and Corporate Markets businesses was partly offset by the impact of the Group's new securitisation programme. The Board has decided to maintain the final dividend at 23.5p per share, to make a total for the year of 34.2p. This represents a dividend yield for shareholders of 6 per cent, calculated using the 31 December 2006 share price of 571.5p.


Over the last 12 months, we have significantly improved our capital flexibility through the initiation of our securitisation programme and the repatriation of further capital from Scottish Widows to the Group. We have also increased the variety and flexibility of our capital raising programme, with the issuance of both sterling and US dollar preference shares, resulting in a more balanced capital structure. During 2006, we completed two mortgage securitisation transactions totalling over GBP10 billion as well as a GBP1 billion synthetic securitisation of commercial banking loans. Over the next few years, we expect to expand our securitisation programme to include a broader range of asset classes.


Scottish Widows remains strongly capitalised and, at the end of December 2006, the working capital ratio of the Scottish Widows Long Term Fund was an estimated
18.9 per cent (page 45, note 16) and the risk capital margin was covered over 17 times. In the second half of 2006, an additional capital repatriation of GBP540 million was made to the Group, bringing the total for the year to approximately GBP750 million. This is in addition to capital repatriation of GBP1 billion in 2005. We continue to examine opportunities to improve our capital efficiency and have work under way that we believe will allow Scottish Widows to repatriate further capital to the Group in 2007, whilst maintaining a strong capital position.


The Group is making good progress in its preparations for the introduction of Basel 2. We commenced parallel running at the end of 2006, and our credit risk waiver application was submitted in December 2006. Whilst our work is well advanced, some uncertainty remains with regard to the regulatory treatment of certain issues for capital purposes. The Group expects to maintain satisfactory capital ratios throughout the transition to Basel 2 in 2008, and continues to expect no deduction of investments in insurance subsidiaries from tier 1 capital until at least 2012.


Introduction of EEV reporting

Under IFRS, only insurance policies and discretionary participating investment business are accounted for on an embedded value basis. In 2006, this basis has been revised to be consistent with relevant EEV Principles. Although there is no impact on the 2005 income statement, the impact on the 2006 income statement is to reduce profit before tax, excluding volatility, by GBP18 million (page 34, note 1). In line with industry best practice, the Group has introduced supplementary disclosures which show life, pension and OEIC products accounted for on an EEV basis, as we believe that EEV reporting provides for increased clarity, transparency and comparability of financial information.


On an IFRS basis, Scottish Widows' 2006 profit before tax, excluding volatility, totalled GBP730 million, whilst on an EEV basis, 2006 profit before tax, excluding volatility and other non-recurring items, was GBP852 million. Similarly, the embedded value on an EEV basis at 31 December 2006 was GBP6,413 million (2005: GBP6,386 million), compared to the embedded value on an IFRS basis of GBP5,368 million (2005: GBP5,478 million).

Improved Group pension schemes position

The Group's defined benefit pension schemes' gross deficit at 31 December 2006 improved by GBP1,195 million to GBP2,099 million, comprising net recognised liabilities of GBP2,362 million partly offset by unrecognised actuarial gains of GBP263 million (page 41, note 10). This improvement largely reflects continued strong returns from the schemes' assets, Group contributions to the schemes and an increase in the real discount rate used to value the schemes' liabilities. The decision to stop augmenting the pension entitlement of employees taking early retirement reduced the pension deficit by GBP129 million.


In 2006, the Group reached agreement with the Trustees of the Group's two principal pension schemes to fund the schemes' actuarial funding deficits of approximately GBP1.5 billion, as at 30 June 2005, over a period of ten years. The Group also indicated that it expected to continue making additional voluntary contributions to the schemes. Further interim actuarial valuations of the schemes were carried out on behalf of the schemes' Trustees as at 30 June 2006; these valuations showed a significant reduction in the deficits to approximately GBP0.3 billion.


Delivering strong and balanced trading momentum

During 2006, the Group has delivered strong and balanced trading momentum, with good sales growth, across all of the divisions. Substantial improvements in productivity and operational efficiency have resulted in excellent cost control and widened positive jaws. Asset quality remains satisfactory, our post-tax return on equity remains high, economic profit continues to increase and we have a robust capital position.




Helen A Weir

Group Finance Director

DIVISIONAL PERFORMANCE


UK RETAIL BANKING

                                                                     2006              2005           Change
                                                                     GBPm              GBPm                %
Net interest income                                                 3,642             3,483                5
Other income                                                        1,621             1,574                3
Total income                                                        5,263             5,057                4
Operating expenses                                                 (2,476)           (2,522)               2
Trading surplus                                                     2,787             2,535               10
Impairment losses on loans and advances                            (1,238)           (1,065)             (16)
Profit before tax, before provisions for customer redress           1,549             1,470                5
Provisions for customer redress                                         -              (150)

Profit before tax*                                                  1,549             1,320               17
*excluding profit on sale and closure of businesses

Cost:income ratio, before provisions for customer redress           47.0%             49.9%

                                                              31 December       31 December
                                                                     2006              2005
Total assets                                                   GBP108.4bn        GBP102.9bn                5
Risk-weighted assets - post securitisation                      GBP59.1bn         GBP60.4bn               (2)
Risk-weighted assets - pre securitisation                       GBP64.2bn         GBP60.4bn                6
Customer deposits                                               GBP75.7bn         GBP71.0bn                7



Key highlights

- Good income growth of 4 per cent, supported by a second half acceleration to 6 per cent.

- Strong sales growth in each key distribution channel beginning to drive higher revenue growth. Overall sales up 16 per cent. Significant progress in the rebalancing of sales mix towards a broader set of products, with a continued focus on non-lending related revenue streams.

- Excellent progress in growing the current account customer franchise, with a 59 per cent increase in target customer current account recruitment.

- Excellent cost control, with a clear focus on improving processing efficiency and service quality. 2006 costs 2 per cent lower than in 2005. Positive jaws widened. Substantial improvement in cost:income ratio.

- Rate of growth in impairment charge expected to slow significantly in 2007. Impairment charge up 16 per cent, reflecting marketwide deterioration in retail credit quality, however second half charge lower than that in the first half.

-           Continued improvements in levels of customer satisfaction.

Profit before tax from UK Retail Banking, before provisions for customer redress, increased by GBP79 million, or 5 per cent, to GBP1,549 million, as strong levels of business growth were partly offset by the impact of higher impairment losses. Increased income from the Group's mortgage lending and customer deposit portfolios more than offset the impact of lower levels of unsecured consumer lending and related insurance products. Total income increased by GBP206 million, or 4 per cent, notwithstanding a significant decrease in income from creditor insurance, whilst costs fell by 2 per cent. As a result, the trading surplus increased by 10 per cent.


Product net interest banking margins remained broadly stable as lower personal loan margins were offset by improved deposit and credit card margins. The adverse mix effect of finer margin mortgages growing faster than unsecured personal lending led to a slight overall reduction in the divisional margin.


Operating expenses, excluding provisions for customer redress, remained very well controlled, decreasing by 2 per cent. The significant improvements made in the rationalisation of back office operations to improve efficiency have been combined with a substantial improvement in the levels of customer service and satisfaction. We continue to increase the proportion of front office to back office staff in the branch network and have substantially improved our sales productivity.


During 2006, UK Retail Banking has made substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on improving sales of recurring income products, such as savings and bancassurance products. This has started to generate a better quality, more annuity-like, revenue stream and has supported the accelerating rate of revenue growth in the second half of 2006, compared to that in the first half of the year.


Growing income from the customer base

Overall sales increased by 16 per cent, with strong performance improvements in each key distribution channel and over a broad range of products, particularly current accounts, bank savings and OEICs. This growth has been supported by higher levels of new product innovation during the year with the launch, for example, of enhanced regular savings products. In addition, a number of improved service initiatives, such as the introduction of instant cheque value and the recent 'Save the Change' launch, have been made. These have improved both customer value and our brand perception and will, we believe, create further shareholder value over time.


Over the last 12 months, substantial progress has been made in re-balancing the sales mix towards an increasing focus on non-lending related income streams, with a significant year-on-year increase in the sale of added value current accounts, bank savings products, bancassurance products and in the level of retail bank customer introductions to the Group's wealth management business. Our wider savings product range has led to an improved market share of bank savings and an increase in savings margins. Credit balances on current accounts and savings and investment accounts increased by 7 per cent to GBP75.7 billion, supported by good growth in Wealth Management and bank savings. Branch network sales rose by 30 per cent and product sales via the internet and telephone increased by 33 per cent as customers increasingly choose to buy through direct channels as well as through our branches. These increases were offset by a 15 per cent reduction in sales from direct mail, following a significant reduction in our direct mailing activity, particularly in the credit card market.

The Group has also continued to deliver good levels of growth in the mortgage business, particularly focusing on better quality, prime mortgage business and seeking to maintain economic returns in what, in 2006, was a competitive market. Gross new mortgage lending for the Group totalled GBP27.6 billion (2005: GBP26.0 billion). Mortgage balances outstanding increased by 8 per cent to GBP95.3 billion and net new lending totalled GBP6.9 billion, resulting in a market share of net new lending of approximately 10 per cent of the prime mortgage market and
6.3 per cent of the overall mortgage market.


In unsecured consumer lending, tightening of credit criteria over the last two years, together with the slowdown in consumer demand, has led to unsecured consumer credit balances remaining at broadly the same level as last year end. Personal loan balances outstanding at the year end were GBP11.1 billion, an increase of 1 per cent, and credit card balances totalled GBP6.9 billion, a decrease of 5 per cent.


Expanding the customer franchise

In addition to growing product sales from existing customers, the Group has made excellent progress in expanding its customer franchise. Target customer current account recruitment increased by 59 per cent, compared with last year. With a renewed focus on the student and graduate market, the Group has also made considerable progress, and this has led to a 133 per cent increase in student account recruitment and a doubling of market share in this market.


Wealth Management continues to make strong progress. The Investment Portfolio Service (IPS), launched in 2005, continues to attract both existing and new clients. Approximately two thirds of our existing clients have now moved across to IPS whilst new client recruitment is up 86 per cent and new funds under management have grown by 88 per cent. Wealth protection sales have also seen good growth and banking deposits are up 16 per cent. This trend is expected to continue as we roll out further expansion plans, which include making more Private Bankers accessible to customers in key locations and reducing the complexity and cost of our private banking offers.


Improving productivity and efficiency

During 2006 we have made significant progress in reducing levels of administration and processing work carried out in branches, and increasing the number of branch network staff in customer facing areas and activities. This has resulted in a significant increase in sales and service resource, a higher level of product sales and a reduction of approximately 1,900 branch back-office administration roles. In addition, substantial progress has been made in improving and streamlining sales processes leading to a significant increase in seller effectiveness, with more product sales per customer interview, and significant reductions in the time taken to, for example, open a current account or transfer an account to us from another banking provider.

Impairment growth expected to slow significantly in 2007

Impairment losses on loans and advances increased by GBP173 million, or 16 per cent, to GBP1,238 million, reflecting the impact of more customers with higher levels of indebtedness experiencing repayment difficulties, and higher levels of bankruptcies and IVAs. The impairment charge as a percentage of average lending was 1.18 per cent, compared to 1.09 per cent last year. Over 99 per cent of new personal loans and 84 per cent of new credit cards sold during 2006 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. Mortgage credit quality remains good and, as a result, the impairment charge was GBP5 million lower at GBP8 million for the year.


The rate of growth in the number of our customers filing for bankruptcy and IVAs remains a key factor in the outlook for retail impairment. Towards the end of 2006 we experienced some signs of stabilisation in the rate of customer bankruptcies and a slowdown in the rate of growth in IVAs. As a result, we believe that the rate of growth in the retail lending impairment charge in 2007 will be significantly lower than that experienced in 2006.

INSURANCE AND INVESTMENTS

Excluding volatility                                                  2006               2005          Change
                                                                      GBPm               GBPm               %
Net interest income                                                     56                 79             (29)
Other income                                                         1,740              1,587              10
Total income                                                         1,796              1,666               8
Insurance claims                                                      (200)              (197)             (2)
Total income, net of insurance claims                                1,596              1,469               9
Operating expenses                                                    (646)              (607)             (6)
Insurance grossing adjustment (see page 8)                              23                 18
Profit before tax, before strengthening of reserves for                973                880              11
mortality
Strengthening of reserves for mortality                                  -               (155)
Profit before tax                                                      973                725              34


Profit before tax analysis
Life, pensions and OEICs*                                              701                655               7
General insurance                                                      243                209              16
Scottish Widows Investment Partnership                                  29                 16              81
Profit before tax*                                                     973                880              11

Present value of new business premiums (PVNBP)                       9,740              7,842              24
PVNBP new business margin (EEV basis)                                 3.6%               3.2%

*excluding, in 2005, strengthening of reserves for mortality


Key highlights

- Significantly improved profit performance. Profit before tax, excluding strengthening of reserves for mortality, increased by 11 per cent to GBP973 million. On a like-for-like basis, adjusting for the impact of the GBP800 million capital repatriation in December 2005, profit before tax increased by 15 per cent.

- Good income growth. On a similar like-for-like basis, income, net of insurance claims, increased by 12 per cent, exceeding cost growth of 6 per cent.

- Excellent sales performance. 24 per cent increase in Scottish Widows' present value of new business premiums.

            - Excellent progress in increasing bancassurance sales, up 62 per cent, with OEIC sales more than doubled.

            - Good momentum maintained in sales through Independent Financial Advisers. Sales increased by 14 per cent, reflecting excellent growth in the sales of corporate pension products.

- Improved profitability. Life, pensions and OEICs new business profit in Scottish Widows increased by 36 per cent and the post-tax return on embedded value increased to 9.3 per cent. Good improvement in new business margin, on an EEV basis, to 3.6 per cent.

- Excellent capital position of Scottish Widows maintained. Scottish Widows continues to deliver improving capital efficiency and self-financing growth, and a further GBP540 million of capital was repatriated to the Group in the second half of 2006.

Good progress with General Insurance's strategy to develop its manufacturing business and build distribution capability. Clear focus on improving underwriting, supply chain efficiency and claims management contributed to profit before tax increasing by 16 per cent.

Scottish Widows Life, Pensions and OEICs


Profit before tax increased by GBP46 million, or 7 per cent, to GBP701 million. In December 2005, Scottish Widows repatriated GBP800 million of surplus capital to the Group as part of a capital restructuring programme. This capital repatriation has the effect of reducing investment earnings and increasing funding charges by a total of GBP38 million in 2006. Adjusting 2005 for this impact, profit before tax increased by 14 per cent.


During 2006 Scottish Widows has made strong progress in each of its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency and to optimise capital management.


Maximising bancassurance success

In 2006, Scottish Widows' bancassurance sales increased by 62 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Business Banking and Wealth Management channels. Sales of OEICs were particularly strong, more than doubling year on year through the bancassurance channel. Towards the end of 2006, Scottish Widows launched a new protection product platform 'Protection for Life', which is expected to result in an increase in protection sales during 2007. In addition, in early 2007 a new protected OEIC product was launched in the bancassurance market to support sales of savings and investment products.


Profitably growing IFA sales

Sales through the IFA distribution channel increased by 14 per cent, largely reflecting the introduction of improved product and service offerings for corporate pensions which, together with increased promotional activity, resulted in excellent growth in corporate pension sales via the IFA channel, and good levels of post A-Day growth in retirement income products. Scottish Widows has also developed a new pensions platform for launch in early 2007 to support future pre and post retirement sales, and continues to increase its segmental focus on the IFA market to ensure maximum value is obtained from this market.


Improving service and operational efficiency

Operational efficiencies have continued to improve during 2006, and expense growth has been controlled to significantly below the rate of income growth. Scottish Widows' customer satisfaction levels continued to improve, as did levels of IFA satisfaction. Scottish Widows has again won a significant number of awards for service quality.


Optimising capital management

Scottish Widows' strong capital management has been reinforced by continuing to deliver improving capital efficiency and self-financing growth, a more capital efficient product profile, and improved internal rates of return and new business margins. As a result, the post-tax return on embedded value increased to 9.3 per cent, from 8.0 per cent last year. During 2006, surplus capital generated, excluding volatility and non-recurring items, in excess of the regular annual dividend totalled GBP227 million. GBP540 million of capital was repatriated to Lloyds TSB in December 2006, giving a total capital repatriation to the Group of over GBP1.7 billion over the last two years. We continue to explore a number of opportunities to repatriate surplus capital from Scottish Widows, in order to further improve capital efficiency.

Industry practice has historically been to measure new business sales on a weighted Annual Premium Equivalent (APE) basis, where APE is calculated as the value of regular premium sales plus 10 per cent of single premium sales (page 50, note 18). Industry practice is moving towards an alternative basis of calculation - Present Value of New Business Premiums (PVNBP). This is calculated as the value of single premiums plus the discounted present value of future expected regular premiums. An analysis of new business sales on a PVNBP basis can be found in the following table.

Present value of new business premiums (PVNBP)                              2006              2005            Change
                                                                            GBPm              GBPm                 %
Life and pensions:
Savings and investments                                                    1,300             1,465               (11)
Protection                                                                   232               255                (9)
Individual pensions                                                        2,219             2,197                 1
Corporate and other pensions                                               1,961             1,517                29
Retirement income                                                            960               658                46
Managed fund business                                                        348               535               (35)
Life and pensions                                                          7,020             6,627                 6
OEICs                                                                      2,720             1,215               124
Life, pensions and OEICs                                                   9,740             7,842                24

Single premium business                                                    7,321             5,636                30
Regular premium business                                                   2,419             2,206                10
Life, pensions and OEICs                                                   9,740             7,842                24

Bancassurance                                                              3,421             2,114                62
Independent financial advisers                                             5,358             4,698                14
Direct                                                                       613               495                24
Managed fund business                                                        348               535               (35)
Life, pensions and OEICs                                                   9,740             7,842                24

New business margin (PVNBP)                                                 3.6%              3.2%


Overall, sales in 2006 increased by 24 per cent reflecting, in particular, strong growth in the sales of OEICs and corporate pension products. Bancassurance sales improved significantly and were 62 per cent higher at GBP3,421 million, including excellent growth in the sales of OEICs through the branch network and to Lloyds TSB private banking clients. IFA sales grew 14 per cent to GBP5,358 million, supported by significant product and service enhancements in pensions and retirement income. Sales of savings and investment products declined during the year, following the limiting of investment in the Property Fund in June 2006, but this reduction was more than offset by a significant increase in the sale of OEIC and pension products.

Results on a European Embedded Value (EEV) basis

In May 2004, the Chief Financial Officers Forum ('CFO Forum') published its European Embedded Value Principles and Guidance which set out a series of agreed standards for embedded value reporting. These EEV Principles establish a consistent treatment for the financial information provided for insurance and investment contracts and, in our view, allow a fuller recognition of the economic value being created. Compared with traditional embedded value, EEV
Principles also provide a more appropriate valuation of      in-force business
which explicitly takes into account the cost of financial options and guarantees, and required capital, as well as non-market risks, such as mortality.


Lloyds TSB continues to report under IFRS, however, in line with industry best practice, the Group has introduced supplementary financial reporting relating to Scottish Widows on an EEV basis. The following EEV supplementary results have been prepared in accordance with the CFO Forum's EEV Principles and Guidance.


Full details of the Group's adoption of EEV Principles are available on the Group's website at www.investorrelations.lloydstsb.com

                                              2006                                 2005
                              Life and        OEICS       Total    Life and                   Total      Change
                              Pensions                             Pensions       OEICS                       %
                                  GBPm        GBPm         GBPm        GBPm        GBPm        GBPm
New business profit                287          59          346         231          23         254          36
Existing business
- Expected return                  361          42          403         330          31         361          12
- Experience variances              35          34           69           5           7          12
- Assumption changes              (129)         (4)        (133)       (147)          -        (147)
                                   267          72          339         188          38         226          50
Expected return on                 160           7          167         202           7         209         (20)
shareholders' net assets
Profit before tax,                 714         138          852         621          68         689          24
adjusted for capital
repatriation*
Impact of GBP800 million             -           -            -          38           -          38
capital repatriation to
Group
Profit before tax*                 714         138          852         659          68         727          17

New business margin (PVNBP)       4.1%        2.2%         3.6%        3.5%        1.9%        3.2%

Post-tax return on                                         9.3%                                8.0%
embedded value*

*excluding volatility, other items and, in 2005, the strengthening of reserves for mortality.


Adjusting for the impact of last year's capital repatriation, EEV profit before tax from the Group's life, pensions and OEICs business increased by 24 per cent to GBP852 million. The Group's strategy to improve its returns by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 36 per cent increase in new business profit to GBP346 million. As a result of improvements in key individual product margins and strong sales of corporate pensions and OEICs the new business margin increased to 3.6 per cent, compared with 3.2 per cent for 2005.


Existing business profit increased by 50 per cent. Expected return has increased by 12 per cent to GBP403 million reflecting higher earnings on the larger value of in-force business at the start of the year. Positive experience variances were driven by lower than expected take-up rates on guaranteed annuity options in Life and Pensions and by favourable lapse experience in OEICs. These were more than offset by negative assumption changes, primarily in respect of lapse assumptions in Life and Pensions, and resulted in an overall net charge for experience variances and assumption changes, on an EEV basis, of GBP64 million. The equivalent net charge on an IFRS basis was GBP7 million. The expected return on shareholders' net assets has decreased, largely as a result of lower assumed rates of return on free assets.


Overall the post-tax return on embedded value increased to 9.3 per cent from 8.0 per cent.


Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased to GBP29 million, compared with GBP16 million in 2005, reflecting increased revenues from higher funds under management throughout the period. SWIP's assets under management increased by 7 per cent to GBP102 billion, and Groupwide funds under management increased by 4 per cent to GBP126 billion.

General insurance

                                                                            2006              2005            Change
                                                                            GBPm              GBPm                 %
Commission receivable                                                        629               681                (8)
Commission payable                                                          (664)             (695)                4
Underwriting income (net of reinsurance)                                     600               562                 7
Other income                                                                  35                18
Net operating income                                                         600               566                 6
Claims paid on insurance contracts (net of reinsurance)                     (200)             (197)               (2)
Operating income, net of claims                                              400               369                 8

Operating expenses                                                          (157)             (160)                2
Profit before tax                                                            243               209                16


Claims ratio                                                                 32%               34%
Combined ratio                                                               80%               81%


Profit before tax from our general insurance operations increased by GBP34 million, or 16 per cent, to GBP243 million. Operating income, net of claims, increased by 8 per cent whilst costs fell by 2 per cent. Good progress continues to be made in implementing new platforms for underwriting and claims processes.


Net operating income improved by GBP34 million, or 6 per cent, as 7 per cent growth in underwriting income was offset by a reduction in broking commissions, particularly relating to creditor insurance, and associated profit sharing commissions. The Group's corporate partnering capability was further extended during 2006 with new distribution agreements secured with Argos and Pearl Group.


Excluding the impact of lower creditor insurance business, new sales through the UK Retail Bank have been robust, with a 42 per cent increase in home insurance gross written premiums. Our presence in the small business insurance market continues to improve with an increase of 10 per cent in new business gross written premiums. Internet sales are becoming increasingly important and now represent 33 per cent of direct sales volumes.


Whilst claims increased slightly to GBP200 million, the claims ratio improved to 32 per cent (2005: 34 per cent), as further progress in re-engineering the claims process and improvements in the cost effectiveness of the claims supply chain offset the impact of higher subsidence related claims. The combined ratio relating to the underwriting business improved to 80 per cent.

WHOLESALE AND INTERNATIONAL BANKING

                                                                             2006               2005            Change
                                                                             GBPm               GBPm                 %
Net interest income                                                         2,385              2,265                 5
Other income                                                                1,827              1,628                12
Total income                                                                4,212              3,893                 8
Operating expenses                                                         (2,264)            (2,181)               (4)
Trading surplus                                                             1,948              1,712                14
Impairment losses on loans and advances                                      (308)              (188)              (64)
Profit before tax                                                           1,640              1,524                 8

Cost:income ratio                                                           53.8%              56.0%

                                                                      31 December        31 December
                                                                             2006               2005
Total assets                                                           GBP147.8bn         GBP124.0bn                19
Risk-weighted assets - post securitisation                              GBP91.8bn          GBP80.1bn                15
Risk-weighted assets - pre securitisation                               GBP92.6bn          GBP80.1bn                16
Customer deposits                                                       GBP61.2bn          GBP57.9bn                 6

Profit before tax by business unit
Corporate Markets                                                           1,105                976                13
Business Banking                                                              247                196                26
Asset Finance                                                                 190                219               (13)
International Banking and other businesses                                     98                133               (26)
                                                                            1,640              1,524                 8



Key highlights

- Continued strong trading momentum. Substantial increase in trading surplus, up 14 per cent, to GBP1,948 million, and an 8 per cent increase in profit before tax.

- Strong income growth, up 8 per cent, supported by a 46 per cent increase in cross-selling income and higher Corporate Markets and Business Banking volumes.

- Widening of positive jaws. Income growth exceeded cost growth of 4 per cent. Improving business momentum has led to an accelerated investment in people and systems to support new product capabilities.

- Corporate asset quality remains strong, despite a rise of GBP120 million in impairment losses, as a result of the high level of corporate releases and recoveries in 2005 not being repeated, and higher levels of impairment in the Asset Finance consumer portfolios.

- Further good progress in building our Corporate Markets business, with a 19 per cent increase in Corporate Markets trading surplus.

- Continued strong franchise growth in Business Banking, with 23 per cent growth in trading surplus, and 26 per cent growth in profit before tax. Lloyds TSB has retained its leading position as the bank of choice for start-up businesses.

In Wholesale and International Banking, the Group has continued to make significant progress in its strategy to leverage the Group's strong corporate and small business customer franchises and, in doing so, become the best UK mid-market focused wholesale bank. We have continued to develop new product revenue streams, particularly in areas such as securitisation, structured credit and credit loan trading which, coupled with a strong focus on targeted corporate customer segments and Corporate Markets' cross-selling income growth remaining strong, has supported good levels of overall income growth. Revenue growth has continued to exceed cost growth notwithstanding significant investment being made in the enhancement of our product and distribution capabilities, particularly in the Corporate Markets business.


Profit before tax increased by GBP116 million, or 8 per cent, to GBP1,640 million. Good trading momentum has continued and has generated strong income growth of 8 per cent, driven by Corporate Markets income growth of 15 per cent. This exceeded cost growth of 4 per cent, leading to a reduction in the cost:income ratio to 53.8 per cent, from 56.0 per cent last year. Trading surplus increased by GBP236 million, or 14 per cent, to GBP1,948 million.


Net interest income increased by GBP120 million, or 5 per cent, reflecting higher income from strong growth in customer lending and customer deposits. The banking net interest margin reduced, largely reflecting the mix effect of slower growth in the wider margin Asset Finance business, and lower Corporate Markets and Business Banking margins reflecting a higher proportion of finer margin secured lending being written. Other income increased by GBP199 million, or 12 per cent, as a result of good levels of growth in financial markets product sales and credit structuring. In addition, fee and other transactional income throughout the division benefited from volume growth across a broad range of customer activity. Costs were 4 per cent higher at GBP2,264 million, reflecting higher staff costs resulting from the continuing investment in people, processes and systems, as the Group builds up its Corporate Markets product capability and expertise. This increased investment was mitigated by operational efficiencies achieved in Business Banking and Asset Finance.


As expected, the charge for impairment losses on loans and advances increased by GBP120 million to GBP308 million, as a result of the high level of releases and recoveries in Corporate Markets in 2005 which were not repeated in 2006, and a higher level of consumer finance lending impairment in the Asset Finance business. Whilst overall corporate and small business asset quality remains strong and the level of new corporate provisions remained at a low level in 2006, we continue to expect some normalisation in the impairment charge over the next few years.

Corporate Markets

                                                                            2006               2005             Change
                                                                            GBPm               GBPm                  %
Net interest income                                                          891                777                 15
Other income                                                                 923                807                 14
Total income                                                               1,814              1,584                 15
Operating expenses                                                          (722)              (665)                (9)
Trading surplus                                                            1,092                919                 19
Net impairment credit on loans and advances                                   13                 57                (77)
Profit before tax                                                          1,105                976                 13


In Corporate Markets, profit before tax grew by 13 per cent, driven by strong levels of income growth. Income increased by 15 per cent, supported by significantly higher levels of cross-selling income. By building new product revenue streams in areas such as structured products and debt capital markets, and targeting and developing relationships in selected corporate customer segments, Corporate Markets has created a broader, more diversified stream of revenues to underpin future revenue growth. There has also been significant progress in the delivery of our strategy focused on improved origination and distribution capabilities in the mid-sized corporate business. Operating expenses increased by 9 per cent to GBP722 million, reflecting further investment in people, premises and systems to support ongoing business growth. The trading surplus increased by 19 per cent. The net impairment credit reduced to GBP13 million, reflecting the lower level of releases and recoveries.


Business Banking

                                                                            2006              2005            Change
                                                                            GBPm              GBPm                 %
Net interest income                                                          596               551                 8
Other income                                                                 255               248                 3
Total income                                                                 851               799                 7
Operating expenses                                                          (517)             (527)                2
Trading surplus                                                              334               272                23
Impairment losses on loans and advances                                      (87)              (76)              (14)
Profit before tax                                                            247               196                26


Profit before tax in Business Banking grew by GBP51 million, or 26 per cent, reflecting strong growth in business volumes, further improvements in growing the Business Banking customer franchise and progress in improving operational efficiency. Strong income growth combined with tight cost control led to an improvement of over 5 percentage points in the cost:income ratio. Costs remain tightly controlled and were 2 per cent lower. Business Banking continued to develop and grow its customer franchise strongly, with customer recruitment of some 118,000 during 2006, reflecting a market-leading position in the start-up market. Asset quality in the Business Banking portfolios remains strong. The impairment charge increased by GBP11 million to GBP87 million, largely reflecting a lower level of releases and recoveries than in 2005.

Asset Finance

                                                                            2006              2005            Change
                                                                            GBPm              GBPm                 %
Net interest income                                                          600               640                (6)
Other income                                                                 418               366                14
Total income                                                               1,018             1,006                 1
Operating expenses                                                          (583)             (582)                -
Trading surplus                                                              435               424                 3
Impairment losses on loans and advances                                     (245)             (205)              (20)
Profit before tax                                                            190               219               (13)


Profit before tax in Asset Finance decreased by 13 per cent to GBP190 million, reflecting higher levels of consumer finance impairment losses. Income increased by GBP12 million, or 1 per cent, as good fee income growth in the consumer lending business and growth in the asset backed lending and contract hire businesses, was largely offset by the impact of the tightening of lending credit criteria in the consumer lending portfolios. Lloyds TSB Commercial Finance has continued to be a major presence in its market, with a 19 per cent market share measured by client numbers, and the motor and leisure business continues to be the largest independent lender in the UK motor and leisure point-of-sale market with a share of 15 per cent. Costs were held flat, leading to a 3 per cent growth in the trading surplus. The impairment charge increased by GBP40 million to GBP245 million, reflecting the ongoing impact of higher levels of retail consumers experiencing repayment difficulties.

CONSOLIDATED INCOME STATEMENT - STATUTORY

                                                                                             2006                2005
                                                                                             GBPm                GBPm
Interest and similar income                                                                14,316              12,589
Interest and similar expense                                                               (8,779)             (6,918)
Net interest income                                                                         5,537               5,671
Fee and commission income                                                                   3,116               2,990
Fee and commission expense                                                                   (846)               (842)
Net fee and commission income                                                               2,270               2,148
Net trading income                                                                          6,341               9,298
Insurance premium income                                                                    4,719               4,469
Other operating income                                                                        806               1,140
Other income                                                                               14,136              17,055
Total income                                                                               19,673              22,726
Insurance claims                                                                           (8,569)            (12,186)
Total income, net of insurance claims                                                      11,104              10,540
Operating expenses                                                                         (5,301)             (5,471)
Trading surplus                                                                             5,803               5,069
Impairment losses on loans and advances                                                    (1,555)             (1,299)
Profit on sale and closure of businesses                                                        -                  50
Profit before tax                                                                           4,248               3,820
Taxation                                                                                   (1,341)             (1,265)
Profit for the year                                                                         2,907               2,555


Profit attributable to minority interests                                                     104                  62
Profit attributable to equity shareholders                                                  2,803               2,493
Profit for the year                                                                         2,907               2,555


Basic earnings per share                                                                    49.9p               44.6p
Diluted earnings per share                                                                  49.5p               44.2p

Total dividend per share for the year*                                                      34.2p               34.2p
Total dividend for the year*                                                            GBP1,927m           GBP1,915m

*total dividend for the year represents the interim dividend paid in October 2006 and the final dividend which will be paid and accounted for in May 2007.

CONSOLIDATED BALANCE SHEET - STATUTORY

                                                                                   31 December             31 December
                                                                                          2006                    2005
Assets                                                                                    GBPm                    GBPm
Cash and balances at central banks                                                       1,898                   1,156
Items in course of collection from banks                                                 1,431                   1,310
Trading securities and other financial
assets at fair value through profit or loss                                             67,695                  60,374
Derivative financial instruments                                                         5,565                   5,878
Loans and advances to banks                                                             40,638                  31,655
Loans and advances to customers                                                        188,285                 174,944
Available-for-sale financial assets                                                     19,178                  14,940
Investment property                                                                      4,739                   4,260
Goodwill                                                                                 2,377                   2,373
Value of in-force business                                                               2,723                   2,922
Other intangible assets                                                                    138                      50
Tangible fixed assets                                                                    4,252                   4,291
Other assets                                                                             4,679                   5,601
Total assets                                                                           343,598                 309,754

Equity and liabilities
Deposits from banks                                                                     36,394                  31,527
Customer accounts                                                                      139,342                 131,070
Items in course of transmission to banks                                                   781                     658
Trading and other liabilities at fair value through profit or loss                       1,184                       -
Derivative financial instruments                                                         5,763                   6,396
Debt securities in issue                                                                54,118                  39,346
Liabilities arising from insurance contracts and
participating investment contracts                                                      41,445                  40,550
Liabilities arising from non-participating
investment contracts                                                                    24,370                  21,839
Unallocated surplus within insurance businesses                                            683                     518
Other liabilities                                                                       10,985                   9,843
Retirement benefit obligations                                                           2,462                   2,910
Current tax liabilities                                                                    817                     552
Deferred tax liabilities                                                                 1,416                   1,145
Other provisions                                                                           259                     368
Subordinated liabilities                                                                12,072                  12,402
Total liabilities                                                                      332,091                 299,124

Equity
Share capital                                                                            1,429                   1,420
Share premium account                                                                    1,266                   1,170
Other reserves                                                                             355                     383
Retained profits                                                                         8,105                   7,222
Shareholders' equity                                                                    11,155                  10,195
Minority interests                                                                         352                     435
Total equity                                                                            11,507                  10,630

Total equity and liabilities                                                           343,598                 309,754

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - STATUTORY



                                       Attributable to equity shareholders
                                     Share capital         Other       Retained        Minority
                                       and premium      reserves        profits       interests           Total
                                              GBPm          GBPm           GBPm            GBPm            GBPm
Balance at 1 January 2005                    2,564           371          6,554              81           9,570
Movement in available-for-sale                   -             8              -               -               8
financial assets, net of tax
Movement in cash flow hedges,                    -            11              -               -              11
net of tax
Currency translation differences                 -            (7)            24               -              17
Net income recognised directly in equity         -            12             24               -              36
Profit for the year                              -             -          2,493              62           2,555
Total recognised income for the year             -            12          2,517              62           2,591
Dividends                                        -             -         (1,914)            (37)         (1,951)
Purchase/sale of treasury shares                 -             -             18               -              18
Employee share option schemes:
-  value of employee services                    -             -             47               -              47
-  proceeds from shares issued                  26             -              -               -              26
Capital invested by minority                     -             -              -             329             329
shareholders
Balance at 31 December 2005                  2,590           383          7,222             435          10,630
Movement in available-for-sale                   -           (31)             -               -             (31)
financial assets, net of tax
Movement in cash flow hedges, net of tax         -             1              -               -               1
Currency translation differences                 -             2            (31)             (4)            (33)
Net income recognised directly in equity         -           (28)           (31)             (4)            (63)
Profit for the year                              -             -          2,803             104           2,907
Total recognised income for the year             -           (28)         2,772             100           2,844
Dividends                                        -             -         (1,919)            (32)         (1,951)
Purchase/sale of treasury shares                 -             -            (35)              -             (35)
Employee share option schemes:
-  value of employee services                    -             -             65               -              65
-  proceeds from shares issued                 105             -              -               -             105
Repayment of capital to minority                 -             -              -            (151)           (151)
shareholders
Balance at 31 December 2006                  2,695           355          8,105             352          11,507

CONSOLIDATED CASH FLOW STATEMENT - STATUTORY

                                                                                     2006                        2005
                                                                                     GBPm                        GBPm
Profit before tax                                                                   4,248                       3,820

Adjustments for:

Change in operating assets                                                        (31,995)                    (17,158)

Change in operating liabilities                                                    33,069                      10,039

Non-cash and other items                                                            1,555                       4,364

Tax paid                                                                             (798)                       (708)

Net cash provided by operating activities                                           6,079                         357

Cash flows from investing activities
Purchase of available-for-sale financial assets                                   (23,448)                    (10,108)
Proceeds from sale and maturity of available-for-sale financial                    18,106                      10,266
assets
Purchase of fixed assets                                                           (1,724)                     (1,843)
Proceeds from sale of fixed assets                                                  1,257                       1,073
Acquisition of businesses, net of cash acquired                                       (20)                        (27)
Disposal of businesses, net of cash disposed                                          936                          (4)
Net cash used in investing activities                                              (4,893)                       (643)

Cash flows from financing activities
Dividends paid to equity shareholders                                              (1,919)                     (1,914)
Dividends paid to minority interests                                                  (32)                        (37)
Interest paid on subordinated liabilities                                            (713)                       (668)
Proceeds from issue of subordinated liabilities                                     1,116                       1,361
Proceeds from issue of ordinary shares                                                105                          26
Repayment of subordinated liabilities                                                (759)                       (232)
Capital element of finance lease rental payments                                        -                          (2)
Capital invested by minority shareholders                                               -                         329
Repayment of capital to minority shareholders                                        (151)                          -
Net cash used in financing activities                                              (2,353)                     (1,137)
Effects of exchange rate changes on cash and cash equivalents                        (148)                        (20)
Change in cash and cash equivalents                                                (1,315)                     (1,443)
Cash and cash equivalents at beginning of year                                     26,753                      28,196
Cash and cash equivalents at end of year                                           25,438                      26,753


Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONDENSED SEGMENTAL ANALYSIS - STATUTORY


Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.


Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking, stockbroking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.


During 2006, the bases adopted for allocating income and costs between the different segments were consistent with those used in 2005 and set out in the 2005 Annual Report and Accounts.

Year ended                        UK    General       Life,    Insurance     Wholesale      Central
31 December 2006              Retail  Insurance    pensions          and           and        group
                             Banking              and asset  Investments International       items*
                                                 management                    Banking                     Total
                                GBPm       GBPm        GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income    6,913         24         820          844         8,806       (2,247)      14,316
*
Interest and similar          (3,271)         -        (741)        (741)       (6,421)       1,654       (8,779)
expense*
Net interest income            3,642         24          79          103         2,385         (593)       5,537
Other income (net of fee
and commission expense)
                               1,621        594       9,893       10,487         1,827          201       14,136
Total income                   5,263        618       9,972       10,590         4,212         (392)      19,673
Insurance claims                   -       (200)     (8,369)      (8,569)            -            -       (8,569)
Total income, net of           5,263        418       1,603        2,021         4,212         (392)      11,104
insurance claims
Operating expenses            (2,476)      (157)       (481)        (638)       (2,264)          77       (5,301)
Trading surplus (deficit)      2,787        261       1,122        1,383         1,948         (315)       5,803
Impairment losses on loans    (1,238)         -           -            -          (308)          (9)      (1,555)
and advances
Profit (loss) before tax       1,549        261       1,122        1,383         1,640         (324)       4,248
External revenue               8,136      1,249      10,888       12,137         8,867          158       29,298
Inter-segment revenue*           698         19         199          218         2,276       (3,192)           -
Segment revenue                8,834      1,268      11,087       12,355        11,143       (3,034)      29,298

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income GBP
(3,241) million (2005: GBP(2,975) million); interest and similar expense GBP3,241million (2005: GBP2,975 million).
There is no impact on net interest income.  Similarly, Central group items includes inter-segment revenue adjustments of GBP(4,102) million (2005: GBP(3,951) million).


Year ended                        UK    General        Life,    Insurance     Wholesale      Central
31 December 2005              Retail  Insurance     pensions          and           and        group
                             Banking               and asset  Investments International       items*
                                                  management                    Banking                     Total
                                GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income    6,652         27          850          877         6,944       (1,884)      12,589
*
Interest and similar          (3,131)        (4)        (478)        (482)       (4,679)       1,374       (6,918)
expense*

Net interest income            3,521         23          372          395         2,265         (510)       5,671
Other income (net of fee
and commission expense)
                               1,605        571       13,288       13,859         1,628          (37)      17,055
Total income                   5,126        594       13,660       14,254         3,893         (547)      22,726
Insurance claims                   -       (197)     (11,989)     (12,186)            -            -      (12,186)
Total income, net of           5,126         397       1,671        2,068         3,893         (547)      10,540
insurance claims
Operating expenses            (2,697)      (160)        (434)        (594)       (2,181)           1       (5,471)
Trading surplus (deficit)      2,429        237        1,237        1,474         1,712         (546)       5,069
Impairment losses on loans    (1,111)         -            -            -          (188)           -       (1,299)
and advances
Profit (loss) on sale and         76          -            -            -            (6)         (20)          50
closure of businesses
Profit (loss) before tax       1,394        237        1,237        1,474         1,518         (566)       3,820
External revenue               7,833      1,272       14,127       15,399         7,283          (29)      30,486
Inter-segment revenue*           744         16          330          346         1,686       (2,776)           -
Segment revenue                8,577      1,288       14,457       15,745         8,969       (2,805)      30,486

NOTES
                                                                                                           Page
1     Accounting policies, presentation and estimates                                                        34
2     Volatility                                                                                             35
3     Mortgage lending                                                                                       36
4     Group net interest income                                                                              37
5     Other income                                                                                           38
6     General insurance income                                                                               38
7     Operating expenses                                                                                     39
8     Number of employees (full-time equivalent)                                                             39
9     Impairment losses on loans and advances                                                                40
10    Retirement benefit obligations                                                                         41
11    Capital ratios                                                                                         42
12    Balance sheet information                                                                              43
13    Profit on sale and closure of businesses                                                               43
14    Economic profit                                                                                        44
15    Earnings per share                                                                                     44
16    Scottish Widows - realistic balance sheet information                                                  45
17    European Embedded Value reporting - results for year ended 31 December 2006                            46
18    Scottish Widows - weighted sales                                                                       50
19    Taxation                                                                                               50
20    Dividend                                                                                               51
21    Other information                                                                                      51

1.       Accounting policies, presentation and estimates


The 2006 results have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union (EU). Except as noted below, the accounting policies adopted in the preparation of these results are unchanged from those disclosed in the Group's consolidated financial statements for the year ended 31 December 2005 copies of which can be found on the Group's website at www.investorrelations.lloydstsb.com/ir/ company_reports_page.asp or are available on request from the Company Secretary's Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.


The following IFRS pronouncements relevant to the Group for the first time have been adopted in preparing these results:


(i) Amendment to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures. The Group has not changed its accounting policy for the recognition of actuarial gains and losses as a result of this amendment; the additional disclosures required will be provided in the Group's consolidated financial statements for the year ended 31 December 2006.


(ii)      Amendment to IAS 39 Financial Instruments: Recognition and Measurement
- The Fair Value Option. This amendment, which was effective from 1 January 2006, changed the criteria for financial assets to be designated at fair value through profit or loss and permitted financial liabilities meeting certain criteria to be designated at fair value for the first time. The adoption of these requirements had no effect upon the classification or valuation of those financial assets that were designated at fair value through profit or loss prior to 1 January 2006; at 31 December 2006, GBP1.2 billion of financial liabilities had been designated at inception into this category during the year. This change has had no material effect upon the Group's income statement.


(iii) Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts - Financial Guarantee Contracts. Since 1 January 2006, all of the Group's financial guarantee contracts have been accounted for as financial instruments. This change has had no material effect upon the Group's financial statements.


(iv) IFRIC Interpretation 4 Determining Whether an Arrangement Contains a Lease. The Group has reviewed the terms of all contracts potentially affected by this interpretation; its adoption has had no material effect upon the Group's financial statements.


For 2006, the Group has also introduced supplementary financial reporting relating to Scottish Widows Group using European Embedded Value ('EEV') Principles as published by the Chief Financial Officers Forum ('CFO Forum') in 2004. The Group has also aligned the accounting for insurance products which are recognised on an embedded value basis under IFRS to a basis consistent with relevant EEV Principles. The impact of this change has been to reduce profit before tax for the year ended 31 December 2006 by GBP18 million.

2.       Volatility


Banking volatility

In accordance with IFRS, it is the Group's policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal pricing arrangement whereby divisions transfer to Central group items the volatility associated with marking to market derivatives held for risk management purposes where, as far as possible, the effect is minimised by establishing IAS 39 compliant hedge accounting relationships. The net result is separately disclosed as banking volatility.


During 2006, profit before tax included banking volatility of GBP(3) million, being a charge of GBP136 million to net interest income and a credit of GBP133 million to other income, (2005: GBP(124) million, being a charge of GBP79 million to net interest income and a charge of GBP45 million to other income). The significant reduction in this source of volatility reflects the beneficial effect of rising interest rates which has had the result of changing the way in which the gradual unwind of the Group's fair value hedging relationships has impacted the income statement.


Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which have a volatile fair value. The liabilities and supporting investments do not move exactly in line as the fair value of investments changes, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to the actual return.
The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility.


Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables are also included within insurance volatility.


The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials are set out below:

                                                                            2007              2006              2005
                                                                               %                 %                 %
Gilt yields (gross)                                                         4.62              4.12              4.57
Equity returns (gross)                                                      7.62              6.72              7.17
Dividend yield                                                              3.00              3.00              3.00
Property return (gross)                                                     7.62              6.72              7.17
Corporate bonds (gross)                                                     5.22              4.72              5.17

During 2006, profit before tax included positive insurance volatility of GBP84 million, being a credit of GBP2 million to net interest income and a credit of GBP82 million to other income (2005: GBP438 million, being a credit of GBP6 million to net interest income and a credit of GBP432 million to other income). Returns in 2005 benefited from rising stock markets and rising gilt values. Although equity values continued to rise in 2006, this was less marked than in 2005 and the effect was partly offset by falling gilt values and a charge following the change in the economic assumptions used to calculate the value of in-force business at 31 December 2006.


Policyholder interests volatility

As a result of the requirement contained in IFRS to consolidate the Group's life and pensions businesses on a line by line basis, the Group's income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax.



Under IFRS, tax on policyholder investment returns is required to be included in the Group's tax charge rather than being offset against the related income, as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other items classified within policyholder interests volatility include the effects of investment vehicles which are only majority owned by the long-term assurance funds. In the case of these vehicles, the Group's profit for the year includes the minorities' share of the profits earned. As these amounts do not accrue to the equity holders, management believes a clearer representation of the underlying performance of the Group's life and pensions businesses is presented by excluding policyholder interests volatility.


During 2006, profit before tax included positive policyholder interests volatility of GBP326 million, being a charge of GBP33 million to net interest income and a credit of GBP359 million to other income (2005: GBP311 million, being a credit to other income). The increase reflects an improved return from a property partnership majority owned by the policyholders, which more than offset a reduction in the policyholder tax charge as a result of a fall in the capital values of gilts and bonds and a smaller rise in equity markets.



3.       Mortgage lending

                                                                                    2006                2005
Gross new mortgage lending                                                     GBP27.6bn           GBP26.0bn
Market share of gross new mortgage lending                                          8.0%                9.0%
Redemptions                                                                    GBP20.7bn           GBP17.7bn
Market share of redemptions                                                         8.8%                9.0%
Net new mortgage lending                                                        GBP6.9bn            GBP8.3bn
Market share of net new mortgage lending                                            6.3%                9.1%
Mortgages outstanding (period-end)*                                            GBP95.3bn           GBP88.4bn
Market share of mortgages outstanding                                               8.8%                9.1%

*excluding the effect of IFRS related adjustments in order to conform with industry statistics.


In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 44 per cent (31 December 2005: 43 per cent), and the average loan-to-value ratio for new mortgages and further advances written during 2006 was 64 per cent (2005: 64 per cent). At 31 December 2006, only 0.6 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent (31 December 2005: 0.6 per cent).

4.       Group net interest income

                                                                                            2006                  2005
                                                                                            GBPm                  GBPm
Banking margin - new basis
Net interest income                                                                        5,122                 4,904
Average interest-earning assets, excluding reverse repos                                 170,743               157,455
Net interest margin                                                                        3.00%                 3.11%

Banking margin - previous basis

Net interest income                                                                        5,662                 5,398
Average interest-earning assets, excluding reverse repos                                 217,076               194,264
Net interest margin                                                                        2.61%                 2.78%

Statutory basis
Net interest income                                                                        5,537                 5,671
Average interest-earning assets, excluding reverse repos                                 226,990               201,813
Net interest margin                                                                        2.44%                 2.81%

The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the introduction of IFRS has significantly affected the Group net interest margin with regard to the accounting treatment of a number of Financial Markets, Structured Finance and other products, principally those where funding costs are treated as an interest expense and related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margin these items have been excluded from the previous reporting basis in determining both net interest income and average interest-earning assets on the new basis.


A reconciliation of banking net interest income to Group net interest income follows:

                                                                                            2006                  2005
                                                                                            GBPm                  GBPm
Banking net interest income - new basis                                                    5,122                 4,904
Products and Markets, and other                                                              540                   494
Banking net interest income - previous basis                                               5,662                 5,398
Volatility                                                                                  (167)                  (73)
Insurance grossing adjustment                                                                 78                   310
Other                                                                                        (36)                   36
Group net interest income                                                                  5,537                 5,671


Page 37 of 52


5.       Other income
                                                                                            2006                  2005
                                                                                            GBPm                  GBPm
Excluding volatility
Fees and commissions receivable:
  UK current account fees                                                                    652                   593
  Other UK fees and commissions                                                            1,210                 1,041
  Insurance broking                                                                          629                   681
  Card services                                                                              493                   545
  International fees and commissions                                                         132                   130
                                                                                           3,116                 2,990
Fees and commissions payable                                                                (846)                 (842)
Net fees and commissions income                                                            2,270                 2,148
Net trading income                                                                         5,848                 8,859
Insurance premium income                                                                   4,719                 4,469
Other operating income                                                                       725                   881
Total other income*                                                                       13,562                16,357
Insurance claims                                                                          (8,569)              (12,186)
Total other income, net of insurance claims*                                               4,993                 4,171
Volatility
-  Banking                                                                                   133                   (45)
-  Insurance                                                                                  82                   432
-  Policyholder interests                                                                    359                   311
Total other income, net of insurance claims                                                5,567                 4,869

*excluding volatility.  For statutory reporting purposes, volatility totalling GBP574 million in 2006 (2005: GBP698 million) is included in total other income; comprising net trading income of GBP493 million (2005: GBP439 million) and other operating income of GBP81 million (2005: GBP259 million).



6.       General insurance income
                                                                                      2006                 2005
                                                                                      GBPm                 GBPm

Premium income from underwriting
Creditor                                                                               180                  127
Home                                                                                   424                  441
Health                                                                                  13                   16
Reinsurance premiums                                                                   (17)                 (22)
                                                                                       600                  562
Commissions from insurance broking
Creditor                                                                               377                  396
Home                                                                                    47                   49
Health                                                                                  13                   15
Other                                                                                  192                  221
                                                                                       629                  681


Page 38 of 52


7.       Operating expenses
                                                                                    2006                    2005
                                                                                    GBPm                    GBPm

Administrative expenses:

Staff:
  Salaries                                                                         2,117                   2,068
  National insurance                                                                 161                     154
  Pensions
  -  Before pension schemes related credit                                           293                     308
  -  Pension schemes related credit                                                 (128)                      -
                                                                                     165                     308
  Other staff costs                                                                  298                     325
                                                                                   2,741                   2,855
Premises and equipment:
  Rent and rates                                                                     310                     305
  Hire of equipment                                                                   15                      13
  Repairs and maintenance                                                            165                     136
  Other                                                                              149                     152
                                                                                     639                     606
Other expenses:
  Communications and external data processing                                        499                     467
  Advertising and promotion                                                          184                     207
  Professional fees                                                                  231                     216
  Provisions for customer redress                                                      -                     150
  Other                                                                              388                     325
                                                                                   1,302                   1,365
Administrative expenses                                                            4,682                   4,826
Depreciation and amortisation                                                        619                     639
Impairment of goodwill                                                                 -                       6
Total operating expenses                                                           5,301                   5,471

Cost:income ratio - statutory basis*                                               47.7%                   51.9%

Cost:income ratio - excluding volatility, provisions for customer                  50.8%                   52.8%
redress, the strengthening of reserves for mortality and pension schemes related credit*
*total operating expenses divided by total income, net of insurance claims.



8.       Number of employees (full-time equivalent)
                                                                                    2006                    2005

UK Retail Banking                                                                 30,903                  33,253
Insurance and Investments                                                          5,837                   6,131
Wholesale and International Banking                                               19,260                  19,716
Other, largely IT and Operations                                                   9,499                  10,678
                                                                                  65,499                  69,778
Agency staff (FTE)                                                                (2,869)                 (2,981)
Total number of employees (full-time equivalent)                                  62,630                  66,797


Page 39 of 52


9.       Impairment losses on loans and advances
                                                                                            2006                  2005
                                                                                            GBPm                  GBPm
Impairment losses on loans and advances (see below)                                        1,560                 1,302
Other credit risk provisions                                                                  (5)                   (3)
                                                                                           1,555                 1,299
Impairment losses on loans and advances
UK Retail Banking
  Personal loans/overdrafts                                                                  740                   656
  Credit cards                                                                               490                   396
  Mortgages                                                                                    8                    13
                                                                                           1,238                 1,065

Wholesale and International Banking                                                          313                   191

Central group items                                                                            9                    46

Total charge                                                                               1,560                 1,302


Charge as % of average lending:                                                                %                     %
  Personal loans/overdrafts                                                                 5.85                  5.33
  Credit cards                                                                              6.99                  5.80
  Mortgages                                                                                 0.01                  0.02
UK Retail Banking                                                                           1.18                  1.09
Wholesale and International Banking                                                         0.39                  0.28
Total charge                                                                                0.83                  0.76


In the analysis of impairment losses set out above, the losses attributable to the Goldfish business, which was sold in December 2005, have been transferred into Central group items in order to allow a meaningful comparison of the results of UK Retail Banking.


Page 40 of 52


10.     Retirement benefit obligations


The amounts recognised in the balance sheet are as follows:
                                                                               31 December          31 December
                                                                                      2006                 2005
                                                                                      GBPm                 GBPm

Defined benefit pension schemes
Present value of scheme liabilities                                                 17,378               17,320
Fair value of scheme assets                                                        (15,279)             (14,026)
Net defined benefit scheme deficit                                                   2,099                3,294
Unrecognised actuarial gains (losses)                                                  263                 (485)
Net recognised defined benefit scheme deficit                                        2,362                2,809
Other post-retirement benefit schemes                                                  100                  101
Net recognised liability                                                             2,462                2,910
Deferred tax                                                                          (739)                (873)
Recognised liability after tax                                                       1,723                2,037


The Group's defined benefit pension schemes' gross deficit at 31 December 2006 improved by GBP1,195 million to GBP2,099 million, comprising net recognised liabilities of GBP2,362 million partly offset by unrecognised actuarial gains of GBP263 million. This improvement largely reflects continued strong returns from the schemes' assets, Group contributions to the schemes and an increase in the real discount rate used to value the schemes' liabilities, which exceeded the cost of accruing benefits. The decision to stop augmenting the pension entitlement of employees taking early retirement reduced the pension deficit by GBP129 million.


In 2006, the Group reached agreement with the trustees of the Group's two principal pension schemes to fund the schemes' actuarial funding deficits of approximately GBP1.5 billion, as at 30 June 2005, over a period of ten years. The Group also indicated that it expected to continue making additional voluntary contributions to the schemes. Further interim actuarial valuations of the schemes were carried out on behalf of the schemes' Trustees as at 30 June 2006; these valuations showed a significant reduction in the deficits to approximately GBP0.3 billion.


The Group's contributions to its pension schemes are as follows:

                                                                                      2006                 2005
                                                                                      GBPm                 GBPm
Normal service contributions                                                           242                  195
Past service costs                                                                      32                   15
Agreed deficit contributions                                                           195                   65
Additional voluntary contributions                                                      81                  144
                                                                                       550                  419


Page 41 of 52


11.     Capital ratios

                                                                            31 December         31 December
                                                                                   2006                2005
Capital                                                                            GBPm                GBPm


Tier 1

Share capital and reserves                                                       11,155              10,195
Less: AFS revaluation reserve and cash flow hedging reserve                         (12)                (40)

Regulatory post-retirement benefit adjustments                                    1,041               1,372

Core tier 1 capital instruments                                                   1,610                 577

Innovative tier 1 capital instruments                                             1,372               1,905

Less: restriction in amount eligible                                                  -                (183)

Goodwill                                                                         (2,377)             (2,373)

Other items                                                                          39                  25

Total tier 1 capital                                                             12,828              11,478

Tier 2

Undated loan capital                                                              4,390               4,551

Dated loan capital                                                                3,624               3,903

Innovative capital restricted from tier 1                                             -                 183

Collectively assessed provisions                                                  1,951               1,782

AFS revaluation reserve in respect of equities                                        -                  28

Total tier 2 capital                                                              9,965              10,447

                                                                                 22,793              21,925

Supervisory deductions

Life and pensions businesses                                                     (5,368)             (5,478)

Other deductions                                                                   (790)               (682)

Total supervisory deductions                                                     (6,158)             (6,160)

Total capital                                                                    16,635              15,765


Risk-weighted assets                                                              GBPbn               GBPbn
UK Retail Banking                                                                  59.1                60.4
Insurance and Investments                                                           3.1                 2.6
Wholesale and International Banking                                                91.8                80.1
Central group items                                                                 2.0                 1.8
Total risk-weighted assets                                                        156.0               144.9


Risk asset ratios

Total capital                                                                     10.7%               10.9%
Tier 1                                                                             8.2%                7.9%

                                                                                   2006                2005
Post-tax return on average risk-weighted assets                                   1.89%               1.81%
Post-tax return on average risk-weighted assets*                                  1.72%               1.77%

*excluding volatility, pension schemes related credit and, in 2005, profit on sale and closure of businesses, customer redress provisions and strengthening of reserves for mortality.


Page 42 of 52


12.     Balance sheet information
                                                                              31 December          31 December
                                                                                     2006                 2005
                                                                                     GBPm                 GBPm

Deposits - customer accounts
Sterling:
Non-interest bearing current accounts                                               3,739                3,604
Interest bearing current accounts                                                  40,906               37,976
Savings and investment accounts                                                    64,380               60,522
Other customer deposits                                                            19,134               16,809
Total sterling                                                                    128,159              118,911
Currency                                                                           11,183               12,159
Total deposits - customer accounts                                                139,342              131,070


Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                                   2,905                2,451
Energy and water supply                                                             2,024                1,592
Manufacturing                                                                       7,513                7,923
Construction                                                                        2,332                2,222
Transport, distribution and hotels                                                 10,490                9,465
Postal and communications                                                             831                  546
Property companies                                                                 12,896                8,713
Financial, business and other services                                             22,999               21,261
Personal  : mortgages                                                              95,601               88,895
          : other                                                                  23,025               23,280
Lease financing                                                                     4,802                5,815
Hire purchase                                                                       5,060                4,853
                                                                                  190,478              177,016
Allowance for impairment losses on loans and advances                              (2,193)              (2,072)
Total loans and advances to customers                                             188,285              174,944



Total loans and advances to customers in our international businesses totalled
GBP5,589 million (2005: GBP4,819 million).


13.     Profit on sale and closure of businesses


In December 2005, the Group announced the disposal of its Goldfish credit card business and this, together with additional costs incurred in relation to business closures or previous disposals, led to a net profit of GBP50 million being recognised in the income statement for the year ended 31 December 2005.



Page 43 of 52


14.     Economic profit
                                                                                            2006                  2005
                                                                                            GBPm                  GBPm

Statutory basis

Average shareholders' equity                                                              10,531                 9,747

Profit attributable to equity shareholders                                                 2,803                 2,493

Less: notional charge                                                                       (948)                 (877)

Economic profit                                                                            1,855                 1,616


Excluding volatility, profit on sale and closure of businesses, customer redress provisions, strengthening of reserves for mortality and pension schemes related credit
Average shareholders' equity                                                              10,490                 9,716



Profit attributable to equity shareholders                                                 2,636                 2,475

Less: notional charge                                                                       (944)                 (874)

Economic profit                                                                            1,692                 1,601


Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2005: 9 per cent).



15.     Earnings per share


Statutory basis                                                                       2006                 2005

Basic
Profit attributable to equity shareholders                                       GBP2,803m            GBP2,493m
Weighted average number of ordinary shares in issue                                 5,616m               5,595m
Earnings per share                                                                   49.9p                44.6p


Fully diluted

Profit attributable to equity shareholders                                       GBP2,803m            GBP2,493m
Weighted average number of ordinary shares in issue                                 5,667m               5,639m
Earnings per share                                                                   49.5p                44.2p


Excluding volatility, profit on sale and closure of businesses, customer redress provisions, strengthening of reserves for mortality and pension schemes related credit
Profit attributable to equity shareholders                                       GBP2,636m            GBP2,475m
Weighted average number of ordinary shares in issue                                 5,616m               5,595m
Earnings per share                                                                   46.9p                44.2p



Page 44 of 52


16.     Scottish Widows - realistic balance sheet information


Financial Services Authority (FSA) returns for large with-profits companies now include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profits Fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the With Profits Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 31
December 2006, allowing for a proposed transfer of GBP750 million from the Long-Term Fund to the Shareholder Fund, is shown below, together with the actual position at 31 December 2005.


31 December 2006 (estimated)                                                  With Profit            Long Term
                                                                                     Fund                 Fund
                                                                                    GBPbn                GBPbn

Available assets, including support account                                          19.3                 22.3
Realistic value of liabilities                                                      (18.2)               (18.1)
Working capital for fund                                                              1.1                  4.2

Working capital ratio                                                                5.8%                18.9%

Risk capital margin cover                                                       5.3 times           17.4 times



31 December 2005                                                              With Profit            Long Term
                                                                                     Fund                 Fund
                                                                                    GBPbn                GBPbn

Available assets, including support account                                          20.4                 23.2
Realistic value of liabilities                                                      (19.3)               (19.1)
Working capital for fund                                                              1.1                  4.1

Working capital ratio                                                                5.5%                17.7%

Risk capital margin cover                                                       3.6 times           11.9 times


Page 45 of 52


17.     European Embedded Value reporting - results for year ended 31 December
2006


This section provides further details of the Scottish Widows' EEV financial information.


Composition of EEV balance sheet
                                                                                     2006                 2005
                                                                                     GBPm                 GBPm

Value of in-force business (certainty                                               3,220                3,466
equivalent)
Value of financial options and guarantees                                             (56)                (193)
Cost of capital                                                                      (248)                (262)
Non-market risk                                                                       (75)                 (70)
Total value of in-force business                                                    2,841                2,941
Shareholders' net assets                                                            3,572                3,445
Total EEV of covered business                                                       6,413                6,386


Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

                                                                                 Value of
                                                       Shareholders'             in-force
                                                          net assets             business                Total
                                                                GBPm                 GBPm                 GBPm
As at 1 January 2005                                           3,880                2,581                6,461
Total profit after tax                                           565                  360                  925
Dividends                                                     (1,000)                   -               (1,000)
As at 31 December 2005                                         3,445                2,941                6,386
Total profit after tax                                           873                 (100)                 773
Dividends                                                       (746)                   -                 (746)
As at 31 December 2006                                         3,572                2,841                6,413

During 2006, Scottish Widows adopted the FSA's Policy Statement 06/14 which amends the reserving requirements for non with-profits business written by life companies. This has increased shareholders' net assets and reduced the value of in-force business by approximately GBP400 million.


Analysis of shareholders' net assets on an EEV basis on covered business
                                                            Required                 Free        Shareholders'
                                                             capital              surplus           net assets
                                                                GBPm                 GBPm                 GBPm

As at 1 January 2005                                           3,058                  822                3,880
Total profit after tax                                          (105)                 670                  565
Debt issued                                                     (560)                 560                    -
Dividends                                                          -               (1,000)              (1,000)
As at 31 December 2005                                         2,393                1,052                3,445
Total profit after tax                                          (186)               1,059                  873
Dividends                                                          -                 (746)                (746)
As at 31 December 2006                                         2,207                1,365                3,572

17. European Embedded Value reporting - results for year ended 31 December 2006 (continued)


2006 summary income statement on an EEV basis

                                                                                    2006                 2005
                                                                                    GBPm                 GBPm
New business profit                                                                  346                  254
Existing business profit
- Expected return                                                                    403                  390
- Experience variances                                                                69                   12
- Assumption changes                                                                (133)                (147)
Expected return on shareholders' net assets                                          167                  218
Profit before tax, excluding volatility and other items                              852                  727
Volatility                                                                           176                  584
Strengthening of annuitant mortality reserves                                          -                 (162)
Other items*                                                                          76                  172
Total profit before tax                                                            1,104                1,321
Attributed shareholder tax                                                          (331)                (396)
Total profit after tax                                                               773                  925


*other items represent amounts not considered attributable to the underlying performance of the business. The figure in 2006 represents the benefits of the FSA's Policy Statement 06/14 and an intra-Group transfer of a portfolio of OEICs. The figure in 2005 represents a similar intra-Group transfer of OEICs, the capitalisation impact of a lower cost of capital following debt issuance, and an increase in the value of deferred tax assets.

17. European Embedded Value reporting - results for year to 31 December 2006 (continued)


Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.


The risk-free rate assumed in valuing in-force business is 10 basis points over the 15 year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows' FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.

                                                                               31 December          31 December
                                                                                      2006                 2005
                                                                                         %                    %
 isk-free rate (value of in-force)                                                    4.72                 4.22
Risk-free rate (financial options and guarantees)                             3.91 to 5.41           3.9 to 4.3
Retail price inflation                                                                3.23                 2.89
Expense inflation                                                                     4.13                 3.79

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the with-profits fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.


Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience as at 31 December 2006.


For OEIC business, the lapse assumption is based on experience which has been collected over a 20 month period. To recognise that this is a shorter period than that normally available for life and pensions business, and that this period has coincided with favourable investment conditions, management have used a best estimate of the long-term lapse assumption which is higher than indicated by this 20 month experience. In management's view, the approach and lapse assumption are both reasonable.

17. European Embedded Value reporting - results for year to 31 December 2006 (continued)


Sensitivity analysis

The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions. The impact of a change in the assumption has only been shown in one direction. The impact can be assumed to be reasonably symmetrical.

                                                                                                 Impact on new
                                                                                     Impact    business profit
                                                                                     on EEV         before tax
                                                                                       GBPm               GBPm
2006 EEV/new business profit before tax                                               6,413                346

(1)    100 basis points reduction in risk-free rates                                    237                 10
(2)    10% reduction in market values of equity and property assets                    (228)               n/a
(3)    10% reduction in expenses                                                         82                 35
(4)    10% reduction in lapses                                                           95                 21
(5)    5% reduction in annuitant mortality                                              (88)                (5)
(6)    5% reduction in mortality and morbidity (excluding annuitants)                    28                  3
(7)    100 basis points increase in equity and property returns                         nil                nil



(1) In this sensitivity the impact takes into account the change in the value of in-force business, financial options and guarantee costs, statutory reserves and asset values.

(2) The reduction in market values is assumed to have no corresponding change in dividend or rental yields. The impact on EEV of GBP(228) million comprises a GBP177 million reduction in the value of in-force business and a GBP51 million reduction in the shareholders' net assets.

(3) This sensitivity shows the impact of reducing new business and maintenance expenses to 90 per cent of the expected rate.

(4) This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

(5) This sensitivity shows the impact on our annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

(6) This sensitivity shows the impact of reducing mortality rates on non-annuity business to 95 per cent of the expected rate.

(7) Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.


In scenarios (3) to (6) assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and the statutory reserving bases. A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.

18.     Scottish Widows - weighted sales

                                                                            2006              2005            Change
Weighted sales (regular + 1/10 single)                                      GBPm              GBPm                 %
Life and pensions:
Savings and investments                                                      128               144               (11)
Protection                                                                    49                57               (14)
Individual pensions                                                          270               271                 -
Corporate and other pensions                                                 322               214                50
Retirement income                                                             98                68                44
Managed fund business                                                         35                50               (30)

Life and pensions                                                            902               804                12

OEICs                                                                        290               148                96
Life, pensions and OEICs                                                   1,192               952                25


Bancassurance                                                                403               274                47
Independent financial advisers                                               679               562                21
Direct                                                                        75                66                14
Managed fund business                                                         35                50               (30)

Life, pensions and OEICs                                                   1,192               952                25

New business margin (life and pensions)                                    31.8%             28.7%



19.     Taxation


Under IFRS the Group is required to include in income tax expense the tax attributable to UK life insurance policyholder earnings and its interests in Open-ended Investment Companies (OEICs).


The effective tax rate of the Group, excluding the gross policyholder and OEIC interests from profit before tax and the tax charge, was 28.0 per cent (2005:
27.0 per cent) compared to the standard UK corporation tax rate of 30 per cent.


The effective tax rate including policyholder and OEIC interests was 31.6 per cent, compared to 33.1 per cent in 2005.


A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, including policyholder and OEIC interests, is given below:

                                                                                      2006                 2005
                                                                                      GBPm                 GBPm
Profit before tax                                                                    4,248                3,820
Tax charge thereon at UK corporation tax rate of 30%                                 1,274                1,146
Factors affecting charge:
Disallowed and non-taxable items                                                        (8)                 (47)
Overseas tax rate differences                                                           (2)                  (1)
Net tax effect of disposals and unrealised gains                                       (78)                 (59)
Policyholder and OEIC interests                                                        139                  223
Other items                                                                             16                    3
Tax charge                                                                           1,341                1,265

20.     Dividend


A final dividend for 2006 of 23.5p (2005: 23.5p) will be paid on 2 May 2007, making a total for the year of 34.2p (2005: 34.2p).


Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:

Shares quoted ex-dividend                                                                                  7 March 2007
Record date                                                                                                9 March 2007
Final date for joining or leaving the dividend reinvestment plan                                           4 April 2007
Final dividend paid                                                                                          2 May 2007
Annual general meeting                                                                                       9 May 2007



21.     Other information


The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2006 were approved by the directors on 22 February 2007 and will be delivered to the Registrar of Companies following publication on 31 March 2007. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

contacts


                    For further information please contact:-





                                 Michael Oliver

                         Director of Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 2167

                    Email: michael.oliver@ltsb-finance.co.uk





                                 Sarah Pollard

                       Senior Manager, Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 1571

                    Email: sarah.pollard@ltsb-finance.co.uk





                                   Mary Walsh

                        Director of Corporate Relations

                              Lloyds TSB Group plc

                                 020 7356 2121

                       Email: mary.walsh@lloydstsb.co.uk





Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.


A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.


Registered office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   23 February 2007